Exhibit 15.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Qoros Automotive Co., Ltd:

We consent to the use of our report dated 17 June 2014, with respect to the consolidated statements of financial position of Qoros Automotive Co., Ltd and its subsidiary, as of 31 December 2013, 2012 and 1 January 2012 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended 31 December 2013, included herein, and to the reference to our firm under the heading “Statement by Experts” in this registration statement.

(signed) KPMG Huazhen (Special General Partnership)

People’s Republic of China

19 December 2014